Lori Thompson
Account Manager, Client Services
Telephone: 416.361.0930
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 9, 2007
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	UR-Energy Inc.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for UR-Energy Inc.

1.	CUSIP:	CA 91688R1082

2.	Date Fixed for the Meeting:	May 18, 2007

3.	Record Date For Notice:	April 12, 2007

4.	Record Date For Voting:	April 12, 2007

5.	Beneficial Ownership Determination Date:	April 12, 2007

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per